SHAREHOLDER SERVICES PLAN



The Shareholder Services Plan (the "Plan") of S.I.S. Mercator Fund, Inc., a Maryland corporation (the "Fund"), which is an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the "Act"), is adopted by the Board of Directors of the Fund on July 7, 1995.
1.	Purpose.  The Board of Directors of the Fund desires to provide a source of funds from which to make payments to persons ("Service Fees") for personal services and/or the maintenance of shareholder accounts.
2.	Service Fees.
(a) The Fund shall make payments periodically to, or as directed by, the Distributor to be used to pay service fees to persons who provide shareholder services. Such services may include personal services, such as providing shareholders with information regarding the Fund or their Fund accounts, the maintenance of shareholder accounts, and such other services, including dissemination of investment, financial or economic newsletters and other communications regarding the Fund or the accounts of shareholders, as, in the opinion of the Distributor, are designed to encourage or facilitate continued maintenance of shareholder accounts of the Fund, otherwise retain the loyalty of shareholders to the Fund.
(b) The aggregate amount of all payments by each Portfolio of the Fund hereunder shall not exceed .25% of the average annual net asset value of each Portfolio for each fiscal year of the Fund, based on the net asset value of each Portfolio calculated as of the last business day of each month. Payments hereunder may be made by the Portfolios monthly or on such other basis as the Distributor may request.
3. Reports. At least quarterly, in each year that this Plan remains in effect, the Distributor shall prepare and furnish to the Board of Directors of the Fund a written report, which the Board shall review, setting forth, on a per Portfolio basis, the amounts expended or to be expended hereunder and purposes for which such expenditures were or are to be made. The Distributor shall keep and maintain adequate records and books of account in respect of such payments.
4. Approval of Plan. The Plan shall become effective as to a Portfolio after approval of the Plan by a majority vote of the Fund's Board of Directors.
5. Term. This Plan shall become effective when the registration statement of the Fund under the Securities Act of 1933 is declared effective and shall continue in effect thereafter until terminated by either party as provided herein.
6. Termination. This Plan may be terminated at any time as to a Portfolio by the Distributor or by a majority vote of the directors of the Fund or by vote of the holders of a majority of the outstanding voting securities of the Portfolio. If the Plan is terminated, the obligation of the Portfolio(s) affected by the termination to make payments pursuant to the Plan shall cease and no further payments shall be made by such Portfolio(s) and any agreements pursuant to which plan payments are made shall so provide
7. Miscellaneous. All agreements with any person or organization relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to approval by the Board of Directors of the Fund and shall be subject to termination without penalty, pursuant to the provisions of Section 6 hereof.